UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

 Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐     No    ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.
English translation of an excerpt of the minutes of a meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the Quarter ended on June 30, 2021, dated August 11, 2021, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on August 11, 2021.

2.
English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or the BYMA) regarding the information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated August 11, 2021.

3.
English translation of an excerpt of the minutes of a meeting of the Audit Committee of Central Puerto S.A. dated August 11, 2021, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on August 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 19, 2021	By:	/s/ OSVALDO POLLICE
	Name:	Osvaldo Pollice
	Title:	Attorney-in-Fact